Exhibit – 18

Letter Regarding Change in Accounting Principles

January 25, 2005

Mr. Robert P. Lienesch
Senior Vice President – Finance
  Chief Financial Officer and Controller
Milacron Inc.
2090 Florence Avenue
Cincinnati, OH 45206

Dear Mr. Lienesch:

The notes to the consolidated financial statements of Milacron Inc. included in its annual report on Form 10-K for the year ended December 31, 2004, describes a change in the method of accounting for certain inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. There are no authoritative criteria for determining a preferable inventory accounting method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Ernst & Young LLP